UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Relevant Information: Capital Contribution to Play Digital S.A.

Buenos Aires, March 3, 2021

Messrs.

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

Ref.: RELEVANT FACT – Capital Contribution to Play Digital S.A.

Dear Sirs,

It is hereby informed that on March 3, 2021, the Board of Directors of Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV), a universal financial services group in Argentina with a nationwide presence, approved a capital contribution to Play Digital S.A. (“Play Digital”) of AR$ 6,832,612 for the subscription of up to 5,641,254 ordinary, book-entry shares of Play Digital, with a face value of AR$ 1 each and 1 vote per share and with a premium of AR$ 0.2111867326 per share.

Such capital contribution will be made in accordance with the provisions of the Subscription Offer and the Conditional Commitment of Contributions Agreements entered into between Play Digital, Grupo Supervielle and other financial institutions in the market, as previously reported as a relevant fact on October 21, 2020.

Play Digital is a company incorporated in Argentina and registered with the Registrar of Companies with number 5995 of the Book of Stock Companies No. 99, with the aim of developing, marketing and implementing a digital payment solution and for providing related services to be offered to Supervielle’s customers.

Yours faithfully,

Ana Bartesaghi

Deputy Head of Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: March 4, 2021	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer